ZJK INDUSTRIAL CO., LTD.

September 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ZJK Industrial Co., Ltd.
Registration Statement on Form F-1, as amended (File No. 333- 280371) Request For Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ZJK Industrial Co., Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1/A (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:00 p.m., Eastern Time, on September 27, 2024, or as soon thereafter as practicable.

If you have any further questions, please contact the Company’s U.S. securities counsel, Anna J. Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

ZJK Industrial Co., Ltd.

By:	/s/ Ning Ding
Name:	Ning Ding
Title:	Chief Executive Officer, Chairman and Director

[Signature Page to the Request for Acceleration of Effectiveness]